Contact

www.linkedin.com/in/brendan-rogers-63676328 (LinkedIn)

Top Skills

Management
Cost Accounting
Corporate Tax

Brendan Rogers

Co-Founder and Chief Operating Officer at Highline Wellness
New York, New York, United States

Experience

Highline Wellness
4 years

Co-Founder and Chief Operating Officer
January 2022 - Present (1 year)
New York, New York, United States

Co-Founder and Chief Financial Officer
January 2019 - August 2022 (3 years 8 months)

Highline Wellness is a premium, direct-to-consumer CBD brand based out of New York City. Built upon a the basic principles of price, convenience, transparency and consistency, Highline Wellness is on a mission to change the way consumers purchase broad spectrum CBD products through our core values, simple packaging and reliable results. Feeling good is no longer out of reach.

Medidata Solutions
2 years 9 months

FP&A Manager
August 2018 - April 2019 (9 months)
Revenue FP&A

FP&A Senior Analyst
August 2016 - August 2018 (2 years 1 month)

BDO USA, LLP
Associate
September 2013 - March 2015 (1 year 7 months)

Education

Manhattan College
Bachelor of Science (BS), Accounting · (2008 - 2012)